UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Commences Chapter 11 and Chapter 15 Cases at U.S. Bankruptcy Court

We, LDK Solar CO., Ltd., in provisional liquidation, together with our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, have today announced that on October 21, 2014 our three U.S. subsidiaries, LDK Solar Systems, Inc., LDK Solar USA, Inc. and LDK Solar Tech USA, Inc. (collectively, the “U.S. Debtors”) filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Cases”). The U.S. Debtors commenced the Chapter 11 Cases in order to implement the prepackaged plan of reorganization (the “Prepackaged Plan”), with respect to which the U.S. Debtors launched a solicitation of votes on September 17, 2014 from the holders of our 10% Senior Notes due 2014 (the “Senior Notes”), as guarantors of the Senior Notes, and required such holders of the Senior Notes to return their ballots by October 15, 2014. Holders of the Senior Notes voted overwhelmingly in favor of accepting the Prepackaged Plan.

Contemporaneously with the filing of the Chapter 11 Cases on October 21, 2014, we filed a petition in the same U.S. Bankruptcy Court for recognition of the provisional liquidation proceeding in the Grand Court of the Cayman Islands, as we previously announced (the “Cayman Proceeding”), as a foreign main proceeding under Chapter 15 of the United States Bankruptcy Code (the “Chapter 15 Case”).

At a hearing on October 22, 2014, the U.S. Bankruptcy Court ordered customary relief including the authority for the U.S. Debtors to continue to maintain their existing banking structure, to honor all obligations to employees, and to continue all of their ordinary course activities during the restructuring. The U.S. Bankruptcy Court also scheduled a hearing for November 21, 2014 at which it will consider confirmation of the Prepackaged Plan and Chapter 15 recognition of our Cayman Proceeding.

Both the Chapter 11 Cases and Chapter 15 Case are vital steps in our offshore restructuring, which we hope to conclude in 2014. More information about the Chapter 11 Cases and Chapter 15 Case are available on the website of the U.S. Debtors’ U.S. Voting Agent, Epiq Bankruptcy Solutions, LLC, at (http://dm.epiq11.com/LDK).

Attached hereto as Exhibit 99.3 is our press release issued on October 22, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: October 23, 2014

Exhibit 99.3

LDK Solar Commences Chapter 11 and Chapter 15 Cases at U.S. Bankruptcy Court

GEORGE TOWN, Cayman Islands, and SUNNYVALE, California — October 22, 2014 — LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced today that on October 21, 2014 three U.S. subsidiaries of LDK Solar, LDK Solar Systems, Inc., LDK Solar USA, Inc. and LDK Solar Tech USA, Inc. (collectively, the “U.S. Debtors”) filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Cases”). The U.S. Debtors commenced the Chapter 11 Cases in order to implement the prepackaged plan of reorganization (the “Prepackaged Plan”), with respect to which the U.S. Debtors launched a solicitation of votes on September 17, 2014 from the holders of LDK Solar’s 10% Senior Notes due 2014 (the “Senior Notes”), as guarantors of the Senior Notes, and required such holders of the Senior Notes to return their ballots by October 15, 2014. Holders of the Senior Notes voted overwhelmingly in favor of accepting the Prepackaged Plan.

Contemporaneously with the filing of the Chapter 11 Cases on October 21, 2014, LDK Solar filed a petition in the same U.S. Bankruptcy Court for recognition of the provisional liquidation proceeding in the Grand Court of the Cayman Islands, as previously announced by LDK Solar (the “Cayman Proceeding”), as a foreign main proceeding under Chapter 15 of the United States Bankruptcy Code (the “Chapter 15 Case”).

At a hearing on October 22, 2014, the U.S. Bankruptcy Court ordered customary relief including the authority for the U.S. Debtors to continue to maintain their existing banking structure, to honor all obligations to employees, and to continue all of their ordinary course activities during the restructuring. The U.S. Bankruptcy Court also scheduled a hearing for November 21, 2014 at which it will consider confirmation of the Prepackaged Plan and Chapter 15 recognition of the Cayman Proceeding.

Both the Chapter 11 Cases and Chapter 15 Case are vital steps in LDK Solar’s offshore restructuring, which LDK Solar hopes to conclude in 2014. More information about the Chapter 11 Cases and Chapter 15 Case are available on the website of the U.S. Debtors’ U.S. Voting Agent, Epiq Bankruptcy Solutions, LLC, at (http://dm.epiq11.com/LDK).

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands

LDKenquiries@zolfocooper.ky

+1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

5